UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 4, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 23, 2016

Date, Time and Place: Held on June 23, 2016, at 7:30AM, at Hotel Campo Bahia, located at Avenida Beira Mar, no. 1885, in the city of Santo André, in the State of Bahia.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, Marcos Barbosa Pinto and Raul Calfat. The absence of the members Messrs. João Henrique Batista de Souza Schmidt and Victor Guilherme Tito was justified.

Presiding:                                    José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Article 17 of the Company’s Bylaws, (i) assign the resignation of Mr. Julio Cesar Maciel Ramundo from the duty of the Board of Directors’ sitting member (ii) approve the review of the Financial Committee’s Internal Rules; (iii) amend the Financial Committee’s composition, as well as ratify its composition.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Assign the resignation, submitted on June 2nd, 2016, by Mr. Julio Cesar Maciel Ramundo, Brazilian Citizen, married, economist, resident and domiciled in the city of

Rio de Janeiro, State of Rio de Janeiro, with commercial address at Av. República do Chile, no. 100, Zip Code 20031-917, bearer of ID card RG no. 069.791.523, of the IFP/RJ, enrolled with the CPF/MF under no. 003.592.857-32, from the duty of sitting member of the Board of Directors’ of the Company, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 28, 2015 and registered with the Trade Board of the State of São Paulo on June 26, 2015, under no. 275.150/15-0.

In accordance with the terms set forth in article 12, item II of the Company’s Bylaws, Mr. Victor Guilherme Tito, as an alternate member of Mr. Julio Cesar Maciel Ramundo, will assume the functions of the resigning member until the date of the first General Meeting to take place.

On this occasion, the Board of Directors’ members expressed appreciation to the colleague, Mr. Julio Cesar Maciel Ramundo, and recognizes his valuable contribution in the performance of his duties as a member of this Board.

(ii)              Approve the review of the Financial Committee’s Internal Rules of the Company, in accordance with the Schedule I to these minutes.

(iii)           Considering the review of the Internal Rules of the Financial Committee, approved in the item (ii), above, amend the composition of the Financial Committee of the Company, with the removal of Mr. Guilherme Perboyre Cavalcanti from the position of Coordinator of the Committee and the respective nomination of Mr. Sergio Augusto Malacrida Junior to occupy the position of Coordinator of the referred Committee. Therefore, the Board of Directors ratifies the composition of the Financial Committee, whose the term of office will always match with the term of members of Board of Directors, as follows:

FINANCIAL COMMITTTE

Coordinator:	Sergio Augusto Malacrida Jr.
Members:	Victor Guilherme Tito
Marcos Barbosa Pinto
Secretary:	Marcelo Campos Habibe
Guests:	Guilherme Perboyre Cavalcanti
Sergio José Suarez Pompeo

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, Marcos Barbosa Pinto and Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, June 23, 2016

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO